SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

EXAR CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities Underlying Common Stock)

Roubik Gregorian

Chief Executive Officer and President

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Tel: (510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Matthew Sonsini

David Berger

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$120,000,000	$14,124(1)

(1)	Calculated solely for purposes of determining the filing fee. Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of at total of 7,058,823 shares of outstanding common stock of Exar Corporation, par value $0.0001 per share, at the maximum tender offer price of $17.00 per share. The amount of the filing fee equals $117.70 per million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,124
Form or Registration No.:	Schedule TO
Filing party:	Exar Corporation
Date filed:	July 25, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 25, 2005 by Exar Corporation, a Delaware corporation (“Exar” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Exar’s offer to purchase for cash up to 7,058,823 shares of its common stock, par value $0.0001 per share (“Common Stock”), or such lesser number of shares of Common Stock as is properly tendered and not properly withdrawn, at a price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash, without interest. Exar’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2005 (“Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information in the Offer is incorporated in this Amendment No. 1 by reference in response to all of the items in Schedule TO, except that such information is hereby amended to the extent specifically provided herein.

The Offer to Purchase is amended and supplemented as follows:

1. The last paragraph on page vii of the Offer to Purchase appearing under the caption “Forward-Looking Statements” is amended by deleting the following sentence in its entirety.

“We undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase, the accompanying Letter of Transmittal or in any document incorporated by reference into this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase.”

2. The section of the Offer to Purchase captioned “Certain Effects of the Offer” beginning on page 7, appearing within Section 2 of the Offer to Purchase (“Purpose of the Offer; Certain Effects of the Offer.”), is hereby amended to add the following:

“As noted in Section 10 (“Certain Information Concerning Exar”) beginning on page 19 of this Offer to Purchase under the caption “Recent Developments,” on May 26, 2005 GWA Investments, LLC and certain related parties filed a definitive proxy statement with the SEC for the purpose of proposing and soliciting proxies in support of two director nominees to stand for election to our board of directors at our upcoming 2005 annual meeting of stockholders in opposition to our nominees to the board of directors. As of May 26, 2005, GWA Investments, LLC and such related parties held an aggregate of 250,000 Shares. If GWA Investments, LLC and/or any of its related parties tender Shares pursuant to the Offer, and as a result hold a smaller percentage interest in the Company following the Offer relative to their current interest, it could be more difficult for GWA Investments, LLC and its related parties to procure sufficient proxies to elect their two director nominees to our board of directors at our upcoming 2005 annual meeting of stockholders. If GWA Investments, LLC and/or any of its related parties do not tender their Shares pursuant to the Offer, and as a result hold a larger percentage interest in the Company following the Offer relative to their current interest, it could be easier for GWA Investments, LLC and its related parties to procure sufficient proxies to elect their two director nominees to our board of directors at our upcoming 2005 annual meeting of stockholders.

3. The following paragraph previously appearing under the caption “Incorporation by Reference” on page 20 of the Offer to Purchase is deleted in its entirety:

“We may, at our discretion, incorporate by reference in this Offer to Purchase documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Offer to Purchase by filing an amendment to the Schedule TO.”

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4. The last paragraph in Section 13 (“U.S. Federal Income Tax Consequences”) on page 29 of the Offer to Purchase is amended by deleting the following sentence in its entirety.

“The tax discussion set forth above is included for general information and is not tax advice.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXAR CORPORATION

/s/ ROUBIK GREGORIAN
Roubik Gregorian President and Chief Executive Officer

Date: August 4, 2005